VIA EDGAR CORRESPONDENCE

May 31, 2013

Michelle Roberts

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, NE

Washington, DC 20549-4644

RE:	Thrivent Series Fund, Inc. N-14

1933 Act File No. 333-188011

Dear Ms. Roberts:

Thank you for taking the time to talk with me regarding your comments to the registration statement on Form N-14 of Thrivent Series Fund, Inc. (the “Registrant”) filed on April 19, 2013 (the “Registration Statement”). The following is a description of the comments raised by you, along with a description of Registrant’s response to each comment.

1. Please state that you are incorporating the prospectus and SAI into the N-14.

We have ensured this statement is on the N-14 document.

2. In the SAI, please disclose, if not already disclosed, the information required by Item 19(d) of Form N-1A.

We have ensured the information required by Item 19(d) of the Form N-1A is included in the SAI.

3. The cover should state that the prospectus sets forth concisely the information about the Registrant that a prospective investor ought to know before investing and that the prospectus should be kept for future reference. Please state that additional information is available without charge.

We have revised the language on the cover as requested.

4. Please disclose the date the N-14 is intended to be released to shareholders.

We have included the date the N-14 is intended to be released to shareholders.

5. Please include the form of proxy card at the end of the document as an exhibit.

We have added the form of proxy card to the end of the document as an exhibit.

6. If householding, please provide the information required by Item 23 of the proxy rules.

We are not householding.

7. Please explain whether completion of any merger is contingent upon any other merger.

None of the mergers are contingent upon the completion of any other merger.

8. If applicable, please disclose if the Registrant expects to incur brokerage or other costs in connection with the reorganization and provide estimates of the cost. The amount of costs should be shown as an adjustment in the capitalization table reducing the net assets of the combined portfolio. Please explain any costs in a footnote to the table.

We will evaluate to determine the applicability of this comment and will make changes as appropriate.

9. With respect to all the reasons for the reorganization, please elaborate on the basis for the Board’s opinion that the long-term performance of the acquiring fund is better than that of the target fund.

Upon our review, we believe that stating that the Board considered the “long-term performance” of the Acquiring Portfolio to be better than that of any Target Portfolio is not the most accurate reflection of the Board’s opinion or recommendation and have revised these statements. The performance data that the Board considered when reviewing and approving the proposed mergers at three separate Board meetings was the then-most-recent performance information: the net performance as of August 31, 2012 and January 31, 2013. Such performance data showed that the performance of Thrivent Large Cap Stock Portfolio was better than that of the Thrivent Partner All Cap Value Portfolio for the one-, two- and three-year periods, better than that of the Thrivent Partner All Cap Growth Portfolio for the one-year period, and better than that of the Thrivent Partner Socially Responsible Stock Portfolio for the one-year period.

10. For the Thrivent Partner All Cap Growth Portfolio and the Thrivent Partner All Cap Value Portfolio, in the Question and Answer section, in the answer to the second question for, a statement is made that performance of the acquiring fund is better than that of the target fund. Please consider the accuracy of this statement. We note that the target fund has a higher cumulative return than the acquiring fund during the four years that the target fund has been in existence. Please consider similar statements in the summary section and in the information about the reorganization section.

We have reviewed all sections for accuracy and revised accordingly. Please also see the answer to question 9 above.

11. For the Thrivent Partner Socially Responsible Stock Portfolio, in the Question and Answer section, in the answer to the second question, a statement is made that performance of the acquiring fund is better than that of the target fund. This statement does not agree with the information provided as of 12/31/2012 in the prospectus. Please consider similar statements in the summary section and in the information about the reorganization section.

We have reviewed the statements for accuracy and revised accordingly. Please also see the answer to question 9 above.

12. The section providing the background and reasons for the reorganization explains that investing in convertible securities is not a principal strategy of the acquiring fund. Please consider the relevance of this statement since neither fund lists investing in convertible securities as a principal strategy.

We have deleted this statement from the document.

13. The financial highlights of each fund should be included in the prospectus or incorporated by reference.

We have revised the document to incorporate the financial highlights of each fund.

14. Since no pro forma financial statements have been included in the filing, please confirm for us that the combined net assets of the target funds did not exceed 10 percent of the net assets of the acquiring fund within 30 days of the filing date.

We confirm that the combined net assets of each of the target funds do not exceed 10 percent of the net assets of the acquiring fund.

15. Please explain which fund will be the surviving entity for accounting purposes and how that determination was made.

The accounting survivors of each merger will be the named survivor, Thrivent Large Cap Stock Portfolio. In each of these three mergers, the investment adviser to the surviving portfolio will be Thrivent Financial for Lutherans, which is the investment adviser to Thrivent Large Cap Stock Portfolio. In each of these three mergers, the portfolio composition of the surviving portfolio will be substantially similar to Thrivent Large Cap Stock Portfolio and more similar to the current portfolio of Thrivent Large Cap Stock Portfolio that that of any of the three Target Portfolios. In each of these three mergers, the surviving portfolio will have the same investment objectives and policies of Thrivent Large Cap Stock Portfolio. The expense structure and expense ratio applicable to the surviving fund in each merger will be the same expense structure and expense ratio as Thrivent Large Cap Stock Portfolio. Finally, Thrivent Large Cap Stock Portfolio has substantially more assets than that of any of the Target Portfolios. For all of these reasons, it was determined that Thrivent Large Cap Stock Portfolio will be the surviving entity for accounting purposes.

16. Please reconcile Item 3(f) of the Agreement and Plan of Reorganization with the disclosure in the prospectus regarding payment of the reorganization costs. The disclosure states that Thrivent will pay these costs, while the Agreement states that the acquiring fund and Thrivent will each pay half the costs of the reorganization.

We have revised the Agreements and Plans of Reorganization to reflect that Thrivent will pay the costs of the reorganizations.

Registrant hereby acknowledges that:

•	The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or additional questions, please feel free to contact me at (612) 844-5168.

Thank you,

/s/ Rebecca A. Paulzine
Rebecca A. Paulzine